Contact

www.linkedin.com/in/
lordeastorwest (LinkedIn)
radhash.ai (Company)

Top Skills

Entrepreneurship
Advertising
Social Media

Languages

CSS3 (Full Professional)
C# (Limited Working)
HTML5 (Full Professional)
MVC5 (Professional Working)
jQuery (Professional Working)

Lorde Astor West

RadHash ES™ Building the Autonomous Startup Ecosystem
Phoenix, Arizona, United States

Summary

Lorde Astor West is a visionary entrepreneur and strategist operator, known for her pioneering contributions to the modern web. As the Technical Founder & Business Strategist @ RadHash, she has demonstrated her exceptional skills in technology and business operations.

In the early 2000s, Mrs. West founded her first technology venture, 23D, with a mission to revolutionize business operations through custom dynamic web applications. She embarked on this journey as a bootstrapper, relying solely on the company's profits to drive growth. Within two years, she transformed 23D into a thriving referral-based enterprise.

Recognizing the potential of data-driven products, Mrs. West shifted her focus to product development in 2016. In 2017, she launched Papr.cloud, the first platform built on her innovative framework. The subsequent release of the Scratchware platform in 2018 marked a significant transition for Mrs. West and her commitment to rapid digital transformation.

As the lead engineer and product owner of RadHash technologies, Mrs. West continues to push boundaries and spearhead the development of cutting-edge solutions. Her unique combination of creativity and execution has earned her a reputation for generating ideas at an astounding pace and then bringing them to life.

Mrs. West's dedication to her vision is evident in her personal investment of over $2 million and countless hours into the creation of the Rad Framework. Additionally, she has successfully closed fundraising campaigns, including a friends and family round and a pre-seed accredited investor round for Scratchware. Her strategic approach, validating different markets while building the technology, has laid a strong foundation for scalable growth and positioned

RadHash at the forefront of the low-code/no-code automation and rapid development revolution.

Lorde Astor West's unwavering commitment, technological expertise, and entrepreneurial acumen make her an inspiring leader in the field of digital transformation. Her contributions continue to shape the industry and set the stage for a future driven by innovative solutions.

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Experience

RadHash
RadHash
May 2023 - Present (1 year)
Earth

RadHash is breaking the barriers to entrepreneurship and democratizing funding so that anyone can turn their ideas into software products with a greater chance of success.

Scratchware
Scratchware
December 2018 - Present (5 years 5 months)
Phoenix, Arizona Area

Monetize your platform's payment stack with Scratch. A single, low-code integration to accept, orchestrate, automate and generate revenue from a growing stack of agnostic payment apps. #BuiltFromScratch

Papr.cloud
Papr.cloud
July 2017 - Present (6 years 10 months)
Phoenix, Arizona, United States

Design and publish content to the Azure cloud without code or templates with snap together apps and web elements that make it easy to create beautiful websites, build, run and expand your entire agency from a single portal.

BOODLE
Boodle®
October 2016 - Present (7 years 7 months)
Arcadia Arizona

Data-as-an-Asset™ plugin - A personal data tool to connect, collect, secure, and turn data into a valuable personal asset for individuals to own and profit from their personal data.

DI#OS Kernel
DI#OS
October 2016 - Present (7 years 7 months)
Earth

RAD Framework and Distributed OS for the rapid development and deployment of event-driven, data-first distributed cloud-native solutions. - A 23D.io solution.

Lorde & Lincoln
LOLIN & Co.
January 2016 - Present (8 years 4 months)
Arcadia Arizona

Full-service digital media and identity management firm. Helping companies become more than a brand. #ditchbranding

23D.io
23D.io - A Rapid Application Development Company
May 2002 - Present (22 years)
Arcadia Arizona

Rapid Application Development Company building and supporting cloud-native solutions, distributed data-first infrastructure, and event-driven architecture for Azure.

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